November 12, 2014

Pamela Long
Assistant Director
Securities and Exchange Commission
RE: First Fixtures, Inc.
Registration Statement on Form S-11 Amendment no. 1
Filed October 16, 2014
File No. 333-197443

Dear Ms. Long,

In response to your letter dated October 27, 2014, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of First Fixtures, Inc. (the “Company”). Amendment no. 2 to the Form S-11 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-11 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s October 27, 2014 letter in italicized text immediately before our response.

General

1.
We note your response to comment four in our letter dated August 1, 2014; however, your Item 1 disclosure still follows your Table of Contents. In your next amendment, please relocate this section in front of your Table of Contents.

Response: We have relocated Item 1 disclosure in accordance with your recommendation.

2.
Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as a promoters or in which they have controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and those companies and their affiliates. The disclosure should indicate which companies as now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the United States Securities and Exchange Commission.

Response: In accordance with your recommendation, we have revised our disclosure: “Our sole officer and director has not acted as a promoter nor has he had controlling interest in any companies that have filed registration statements with the United States Securities and Exchange Commission. “

Item 1. Forepart of the Registration Statement and Outside Front Cover Page of Prospectus, page 5

3.	Please describe on your cover page that you are not a blank check company, are a shell company, and that you have no plans or intentions to engage in a business combination.

Response: We have included the following disclosure: “First Fixtures, Inc. is not a blank check company however First Fixtures, Inc. is a shell company. First Fixtures, Inc. has no plans or intentions to engage in a business combination.”

4.
Please disclose on the cover page of the prospectus that the funds raised in this offering are not going to be placed into an escrow account or trust account and will be immediately accessible to the company.

Response: We have disclosed on the cover page that: ”The funds raised in this offering will not be placed into an escrow account or trust account and will be immediately accessible to the company.”

5.
We note your revised disclosure in response to comment seven in our letter dated August 1, 2014. Given that your use of proceeds disclosure on page 16 indicates that your offering expenses will be $7,250 regardless of the size of the offering, please revise your anticipated net proceeds from the offering assuming the sales of 25%, 50%, 75% of the shares that you are offering.

Response: We have revised our disclosure in accordance with your recommendation.

Risk Factors, page 7
Because our company is a shell…page 11

6.	Please disclose under this risk, that as a consequence of being a shell company, there will be restrictions on your ability to use registration statements on Form S-8.

Response: We has revised the above noted risk in accordance with your recommendation.

Business Development

7.
We note your supplemental response to comment 21 in our letter dated August 1, 2014. Given that Zhjiang Momali Sanitary Unitesils Co.’s website- www.momali.net- has an “Add to Basket” function that enables online orders, it does appear that potential customers can buy through your proposed supplier’s website. Please revise your disclosure to discuss why potential customers would purchase products from you rather that from your proposed supplier’s website.

Response: We note your comment 8 and also note that our potential supplier has an “Add to Basket”, however, there is no customer accessible “Check Out” function nor customer accessible “Payment” function” on our potential supplier’s website. Therefore, we are of the opinion that your underlying assumption of our potential customers buying directly from our potential supplier does not apply.

Plan of Operations, page 24

8.	Please disclose your supplemental response to comment 24 within your registration statement.

Response: We have revised our disclosure in accordance with your request.

Exhibit 23.1

9.	Please provide a currently dated consent from your auditors. Refer to Item 601(b)(23) of Regulation S-K

Response: A currently dated consent has been provided.

We trust our responses meet with your approval.

Sincerely,

By:	/s/ Colin Povall
Colin Povall
President